UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

May 21, 2025
___________________________
Commission File Number: 001-39007
____________________________________________
Borr Drilling Limited
____________________________________________
S.E. Pearman Building
2nd Floor 9 Par-la-Ville Road
Hamilton HM11 Bermuda
+1 (441) 542-9234
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Yes ☒ No ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included in this Report on Form 6-K is our Unaudited Interim Financial Report for the three months ended March 31, 2025.

The information contained in this Report on Form 6-K is hereby incorporated by reference into (i) the Company's registration statement on Form F-3 (Registration Number 333-286490) filed with the Securities and Exchange Commission (the "Commission") on April 11, 2025, and into each prospectus outstanding under the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, or the Securities Exchange Act of 1934; and (ii) the Company's registration statement on Form S-8 (Registration Number 333-283551) filed with the Commission on December 2, 2024.

Exhibits

99.1 Unaudited Interim Financial Report as of and for the three months ended March 31, 2025

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Borr Drilling Limited
(Registrant)

	By:	/s/ Magnus Vaaler
	Name:	Magnus Vaaler
May 21, 2025	Title:	Principal Financial Officer

UNAUDITED INTERIM FINANCIAL REPORT

Forward-Looking Statements

This document and any other written or oral statements made by us in connection with this document include forward-looking statements which are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts are forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “estimate,” “intend,” “plan,” “believe,” “likely to” “should,” “continue” or other similar expressions. These forward-looking statements include statements about plans, objectives, goals, strategies, future events or performance, outlook, prospects and trends, market outlook, contract backlog, expected contracting and operation of our jack-up rigs, drilling contracts, options, expected trends in dayrates, market conditions, statements about dividends and share buybacks, activity levels in the jack-up rig and oil industry, expected demand for and utilization of rigs, expected financial results including Adjusted EBITDA and other non-historical statements.

These forward-looking statements are not statements of historical facts and are based upon current estimates, expectations, beliefs and various assumptions, many of which are based, in turn, upon further assumptions. These statements involve significant known and unknown risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance, financial results, position or achievements to be materially different from those expressed or implied by the forward-looking statements. Numerous factors could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including: risks relating to our industry and business, risks relating to industry conditions and tendering activity, risks relating to customer demand and contracting activity and the risk of suspension and or termination of operations, the risk of delays in payments to our joint ventures and consequent payments to us, the risk that our customers do not comply with their contractual obligations, risks relating to our liquidity, including the risk that we may not be able to meet our liquidity requirements from cash flows from operations or through issuance of additional debt or equity or sale of assets, risks relating to our debt agreements, including our super senior revolving credit facility and other debt instruments, including our senior secured bonds due in 2028 and 2030, our convertible notes due in 2028, including risks relating to our ability to comply with covenants under our super senior revolving credit facility and other debt instruments and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet repayment obligations under senior secured notes due in 2028 and 2030, our convertible bonds and our other obligations as they fall due, including amortization payments, excess cash repayment offers and payments due at maturity, risks relating to future financings including the risk that future financings may not be completed when required or on favorable terms and future equity and convertible debt financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations, risks relating to contracting our rigs including our newly acquired rigs, risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change and the potential impact on the demand for oil and gas, risks relating to military actions including in Ukraine and the Middle East and their impact on our business and industry, and other risks described in Part. I of "Item 3.D. Risk Factors" of our most recent Annual Report on Form 20-F and other filings with the Commission.

The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this report should not be construed as exhaustive. Any forward-looking statements that we make in this report speak only as of the date of such statements and we caution readers of this report not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no (and expressly disclaim any) obligation to update or revise any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made.

Exhibit 99.1

Management Discussion and Analysis of Financial Condition and Results of Operation
The following is a discussion of our financial condition and results of operations for the three months ended March 31, 2025 and 2024. Unless the context indicates otherwise, the "Company," "we," "us," "our," and words of similar nature, all refer to Borr Drilling Limited and its consolidated subsidiaries. Unless otherwise indicated, all references to "USD" and "$" in this report are to U.S. dollars. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information, including definitions of certain terms used herein, please see Item 5 of our annual report on Form 20-F for the year ended December 31, 2024, which was filed with the Commission on March 25, 2025.
Overview
We are an offshore shallow-water drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership, contracting and operation of jack-up rigs for operation in shallow-water areas (i.e., in water depths up to approximately 400 feet), including the provision of related equipment and work crews to conduct oil and gas drilling and workover operations for exploration and production customers. As of March 31, 2025, we had 24 premium jack-up rigs.
Recent Developments
In March 2025, we cancelled 19,680,391 of issued shares, held in treasury, related to our share lending agreement which we had entered into in connection with our Convertible Notes (see Note 21 - Common Shares).
Operational and Contract Updates
In March 2025, we commenced our first contract for the Vali after accepting delivery of the rig in August 2024.
In April 2025, we received a notice to re-mobilize the rigs "Galar", "Grid" and "Gersemi", which were previously on temporary suspension in Mexico.
Operating and Financial Review
Set forth below is selected financial information for the three months ended March 31, 2025 and 2024.

	Three months ended March 31,
In $ millions	2025	2024	Change	% Change
Total operating revenues	216.6	234.0	(17.4)	(7)%
Gain on disposal	0.4	0.2	0.2	100%
Rig operating and maintenance expenses	(109.8)	(104.0)	(5.8)	6%
Depreciation of non-current assets	(35.9)	(31.8)	(4.1)	13%
General and administrative expenses	(11.1)	(13.4)	2.3	(17)%
Total operating expenses	(156.8)	(149.2)	(7.6)	5%
Operating income	60.2	85.0	(24.8)	(29)%
(Loss) / income from equity method investments	(1.8)	5.4	(7.2)	(133)%
Total financial expenses, net	(62.7)	(57.8)	(4.9)	8%
(Loss) / income before income taxes	(4.3)	32.6	(36.9)	(113)%
Income tax expense	(12.6)	(18.2)	5.6	(31)%
Net (loss) / income	(16.9)	14.4	(31.3)	(217)%

Three months ended March 31, 2025 compared with the three months ended March 31, 2024

Net (loss) / income: Net (loss) / income decreased by $31.3 million for the three months ended March 31, 2025 to net loss of $16.9 million compared to net income of $14.4 million in the same period in 2024. The decrease in net income to net loss is primarily a result of a decrease in total operating revenue, an increase in rig operating and maintenance expenses, an increase in depreciation of non-current assets, an increase in loss from equity method investments and an increase in total financial expenses, net, offset partially by a decrease in income tax expense, as discussed below.
Total operating revenues: Total operating revenues decreased by $17.4 million to $216.6 million for the three months ended March 31, 2025 compared to $234.0 million for the same period in 2024. The overall decrease is comprised of a $24.4 million decrease in related party revenue which is driven by the fact that the five rigs earning bareboat charter revenue during the three months ended March 31, 2025 were previously earning related party revenue for the same period in 2024. The overall decrease also includes a $3.7 million decrease in bareboat charter revenue. While five rigs were earning bareboat charter revenue during the three months ended March 31, 2025 in comparison to two rigs during the three months ended March 31, 2024, during the three months ended March 31, 2025, three of the five rigs were on temporary suspension, effective

January 8, 2025, and the remaining two rigs earning bareboat revenue had reduced economic utilization in comparison to the same period in 2024, resulting in an overall decrease.
These decreases were offset by an increase in management contract revenue of $6.8 million which is attributable to the execution of new contract management agreements during the three months ended June 30, 2024, pursuant to which we provide rig operational and maintenance support services for three of our rigs which are on bareboat contracts with an external party, and an increase in dayrate revenue of $3.9 million, of which $36.9 million is attributable to an increase in average dayrates offset by (i) $23.7 million attributable to a decrease in the number of rigs in operation, (ii) $3.0 million related to a decrease in the number of operating days for the rigs that were already in operation during the three months ended March 31, 2024 and (iii) $6.3 million related to other revenue, which is primarily comprised of amortization of deferred mobilization and demobilization revenue and reimbursable revenue.

Gain on disposal: Gain on disposal was $0.4 million for the three months ended March 31, 2025 compared to $0.2 million for the same period in 2024. The gain on disposal for the three months ended March 31, 2025 and 2024 relate to the sale of scrap assets.
Rig operating and maintenance expenses: Rig operating and maintenance expenses increased by $5.8 million to $109.8 million for the three months ended March 31, 2025 compared to $104.0 million for the same period in 2024. The increase is partially a result of the execution of new rig management contracts during the three months ended June 30, 2024 pursuant to which we provide rig operational and maintenance support services for three of our rigs which are on bareboat contracts with an external party. The expenses associated with these three rigs were previously recognized in our equity method investment, Perfomex. The overall increase is also a result of the suspension of three of our rigs resulting in the recognition of rig operating and maintenance expenses on two of our rigs which, prior to the suspension, were recognized in our equity method investments, Perfomex. These increases in rig operating and maintenance expenses were offset by a decrease in rig operating and maintenance expenses resulting from the decrease in the number of rigs in operation.
Depreciation of non-current assets: Depreciation of non-current assets increased by $4.1 million to $35.9 million for the three months ended March 31, 2025, compared to $31.8 million for the same period in 2024. The increase is primarily a result of an increase of $2.1 million related to long-term maintenance projects primarily due to additions for the jack-up rigs Gerd, Idun, Mist and fleet spares, and an increase of $2.0 million associated with the increase in the asset base primarily due to the transfer of Vali and Var from newbuildings to jack-up rigs.

General and administrative expenses: General and administrative expenses decreased by $2.3 million to $11.1 million for the three months ended March 31, 2025 compared to $13.4 million for the same period in 2024. The decrease is primarily comprised of a $2.8 million decrease in personnel and associated personnel tax expense as well as various individually insignificant movements associated with general corporate activities, offset in part by a $1.3 million increase in share-based compensation expense associated with our employee share option plan.
(Loss) / income from equity method investments: (Loss) / income from equity method investments decreased by $7.2 million to a loss from equity method investments of $1.8 million for the three months ended March 31, 2025 compared to income from equity method investments of $5.4 million for the same period in 2024. The decrease is primarily a result of an increase of $6.4 million in income tax expense, an increase of $0.8 million related to financing fees partially offset by a $1.9 million increase in foreign exchange gains. The increase in income tax expenses of $6.4 million is primarily a result of the fact that in Q1 2024, the equity method investment recognized certain deferred costs under the construction tax regime resulting in an income tax credit, which has subsequently been unwound due to the change in the equity method investments operating structure. As such, no such benefit was recognized in Q1 2025.
Total financial expenses, net: Total financial expenses, net, increased by $4.9 million to $62.7 million for the three months ended March 31, 2025 compared to $57.8 million for the same period in 2024. The increase is principally due to an increase of $9.1 million in interest expense, primarily related to an increase in the principal amount of debt outstanding, an increase of $4.2 million related to financing fees and a $0.8 million decrease in interest income. These factors contributing to the increase to total financial expenses, net, were offset by a $5.6 million decrease in yard cost cover expense, a $2.3 million decrease in relation to the premium paid on Convertible Bonds which the Company repurchased in March 2024 and a $2.2 million decrease in net foreign exchange losses as well as various individually insignificant movements associated with financing activities.
Income tax expense: Income tax expense decreased by $5.6 million to $12.6 million for the three months ended March 31, 2025, compared to $18.2 million for the same period in 2024. The overall decrease is principally due to a $3.7 million decrease in the utilization of deferred tax assets in addition to a $1.9 million decrease in corporate income tax expense.
Adjusted EBITDA: Adjusted EBITDA decreased by $20.7 million to $96.1 million for the three months ended March 31, 2025 compared to $116.8 million for the same period in 2024. Adjusted EBITDA is a non-GAAP measure. We present Adjusted EBITDA because we believe this measure increases comparability of underlying business performance from period to period and may be used to more easily compare our performance to other companies. Set forth below is how we calculate Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net (loss) / income for the periods presented. See "Non-GAAP Financial Measures".

	Three months ended March 31,
In $ millions	2025	2024	Change	% Change
Net (loss) / income	(16.9)	14.4	(31.3)	(217)%
Depreciation of non-current assets	35.9	31.8	4.1	13%
Loss / (Income) from equity method investments	1.8	(5.4)	7.2	(133)%
Total financial expenses, net	62.7	57.8	4.9	8%
Income tax expense	12.6	18.2	(5.6)	(31)%
Adjusted EBITDA	96.1	116.8	(20.7)	(18)%

Liquidity and Capital Resources
Historically, we have met our liquidity needs principally from cash generated from operations, offerings of equity, convertible bonds, secured bonds, secured loan facilities, including shipyard delivery financing arrangements, revolving credit facilities and sales of non-core assets.
As of March 31, 2025, we had $170.0 million in cash and cash equivalents and $1.2 million in restricted cash.
As at March 31, 2025, our shares were listed on the NYSE. Previously our shares were listed on the Oslo Stock Exchange ("OSE"), however, we filed for a delisting of our shares on the OSE in 2024. The last day of trading of the Company's common shares on the OSE was December 30, 2024
Cash Distributions

The Company approved and paid cash distributions as follows:

Date of Cash Distribution Declaration	Date of Payment to Shareholder (1)	Cash Distribution per Share ($)
December 22, 2023	January 22, 2024	$0.05
February 22, 2024	March 18, 2024	$0.05
May 22, 2024	June 17, 2024	$0.10
August 14, 2024	September 6, 2024	$0.10
November 6, 2024	December 16, 2024	$0.02
February 19, 2025	March 19, 2025	$0.02
(1) Approximate date of payment to shareholders.
Borrowing Activities
As of March 31, 2025, we had total principal amount of debt outstanding of $2,179.6 million, of which $134.7 million matures within the next twelve months.
Unsecured Convertible Bonds due 2028
Following the payment of a $0.02 per share cash distribution in each of December 2024 and March 2025, the adjusted conversion price for the convertible bonds is $6.9376 per share, with the current outstanding principal amount of the Convertible Bonds convertible into 34,507,611 shares.
Cash Flows
The table below sets forth cash flow information for the periods presented.

	Three months ended March 31,
In $ millions	2025	2024	Change	% Change
Net cash provided by operating activities	138.7	23.9	114.8	480%
Net cash used in investing activities	(25.1)	(18.7)	(6.4)	34%
Net cash (used in) / provided by financing activities	(4.9)	175.2	(180.1)	(103)%
Net increase in cash and cash equivalents and restricted cash	108.7	180.4	(71.7)	(40)%
Cash and cash equivalents and restricted cash at beginning of period	62.5	102.6	(40.1)	(39)%
Cash and cash equivalents and restricted cash at end of period	171.2	283.0	(111.8)	(40)%

Net cash provided by operating activities increased by $114.8 million to $138.7 million for the three months ended March 31, 2025, compared to $23.9 million for the same period in 2024, primarily due to working capital movements, which includes approximately $117 million in cash settlements from our Mexico operations, increase in average dayrates and associated cash receipts from contract drilling services, partially offset by the cash expenditures for contract drilling services, a decrease in number of operating rigs and the timing of working capital movements.
Net cash used in investing activities of $25.1 million for the three months ended March 31, 2025 is comprised of $25.0 million in additions to jack-up rigs, primarily as a result of activation costs and long-term maintenance costs and $0.1 million in purchases of property, plant and equipment.
Net cash used in investing activities of $18.7 million for the three months ended March 31, 2024 is comprised of $15.2 million in additions to jack-up rigs and $3.3 million in additions to newbuildings, primarily as a result of activation, reactivation and special periodic surveys ("SPS") costs and $0.2 million in purchases of property, plant and equipment.
Net cash used in financing activities of $4.9 million for the three months ended March 31, 2025 is comprised of:
•$4.7 million in cash distributions to shareholders; and
•$0.2 million in purchases of shares.

Net cash provided by financing activities of $175.2 million for the three months ended March 31, 2024 is comprised of:
•$208.3 million net proceeds from our additional senior secured notes due in 2028 issued in March 2024;
•     $1.3 million proceeds from the exercise of share options; offset by
•$23.8 million in cash distributions to shareholders; and
•    $10.6 million used to repurchase our Convertible Bonds in March 2024.

Cash interest paid was $6.1 million for the three months ended March 31, 2025 and $6.3 million for the same period in 2024 and is included in net cash used in operating activities.

Non-GAAP Financial Measures
In addition to disclosing financial results in accordance with U.S. GAAP, this report includes the non-GAAP financial measure, Adjusted EBITDA. We believe that this non-GAAP financial measure provides useful supplemental information about the financial performance of our business, enables comparison of financial results between periods where certain items may vary independent of business performance, and allows for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.
The non-GAAP financial measure should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies and may not be comparable with similarly titled measures and disclosures used by other companies.

Non-GAAP Measure	Closest Equivalent to GAAP Measure	Definition	Rationale for Presentation of this non-GAAP Measure
Adjusted EBITDA	Net (loss) / income attributable to shareholders of Borr Drilling Limited	Net (loss) / income adjusted for: depreciation of non-current assets; (loss) / income from equity method investments; total financial expenses, net; and income tax expense.	Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments and removing the impact of depreciation, financing and tax items.
We believe that Adjusted EBITDA improves the comparability of period-to-period results and is representative of our underlying performance, although Adjusted EBITDA has significant limitations, including not reflecting our cash requirements for capital or deferred costs, rig reactivation costs, newbuild rig activation costs, contractual commitments, taxes, working capital or debt service. Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP.

Borr Drilling Limited

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Operations
(In $ millions except share and per share data)

	Notes	Three months ended March 31, 2025	Three months ended March 31, 2024
Operating revenues
Dayrate revenue		202.2	198.3
Bareboat charter revenue	13	7.6	11.3
Management contract revenue		6.8	—
Related party revenue	19	—	24.4
Total operating revenues	4	216.6	234.0

Gain on disposals		0.4	0.2

Operating expenses
Rig operating and maintenance expenses		(109.8)	(104.0)
Depreciation of non-current assets	12	(35.9)	(31.8)
General and administrative expenses		(11.1)	(13.4)
Total operating expenses		(156.8)	(149.2)

Operating income		60.2	85.0

(Loss) / income from equity method investments	6	(1.8)	5.4

Financial income (expenses), net
Interest income		0.6	1.4
Interest expense	7	(58.1)	(49.0)
Other financial expenses, net	8	(5.2)	(10.2)
Total financial expenses, net		(62.7)	(57.8)

(Loss) / income before income taxes		(4.3)	32.6
Income tax expense	9	(12.6)	(18.2)
Net (loss) / income attributable to shareholders of Borr Drilling Limited		(16.9)	14.4
Total comprehensive (loss) / income attributable to shareholders of Borr Drilling Limited		(16.9)	14.4

Basic (loss) / income per share	10	(0.07)	0.06
Diluted (loss) / income per share	10	(0.07)	0.06
Weighted-average shares outstanding - basic	10	243,386,188	252,718,525
Weighted-average shares outstanding - diluted	10	243,386,188	256,565,237

Borr Drilling Limited
Unaudited Condensed Consolidated Balance Sheets
(In $ millions)

	Notes	March 31, 2025	December 31, 2024
ASSETS		Unaudited	Audited
Current assets
Cash and cash equivalents		170.0	61.6
Restricted cash		1.2	0.9
Trade receivables, net		143.8	184.3
Prepaid expenses		18.3	8.4
Deferred mobilization and contract preparation costs	5	39.1	40.6
Accrued revenue	5	111.3	107.7
Due from related parties	19	7.3	85.1
Other current assets	11	25.9	28.0
Total current assets		516.9	516.6

Non-current assets
Property, plant and equipment		2.6	2.8
Jack-up drilling rigs, net	12	2,806.5	2,823.2
Equity method investments	6	12.7	14.5
Other non-current assets	14	63.5	62.5
Total non-current assets		2,885.3	2,903.0
Total assets		3,402.2	3,419.6

LIABILITIES AND EQUITY
Current liabilities
Trade accounts payables		60.8	81.6
Accrued expenses	15	59.6	68.0
Short-term accrued interest and other items		78.4	30.6
Short-term debt	17	118.1	118.1
Short-term deferred mobilization, demobilization and other revenue	5	43.4	27.1
Other current liabilities	16	52.1	84.2
Total current liabilities		412.4	409.6

Non-current liabilities
Long-term debt	17	1,996.6	1,992.5
Long-term deferred mobilization, demobilization and other revenue	5	15.5	21.0
Other non-current liabilities		2.8	3.2
Total non-current liabilities		2,014.9	2,016.7
Total liabilities		2,427.3	2,426.3

Shareholders’ Equity
Common shares of par value $0.10 per share: authorized 315,000,000 (2024:315,000,000) shares, issued 244,400,000 (2024: 264,080,391) shares and outstanding 239,308,556 (2024: 244,926,821) shares	21	24.5	26.5
Treasury shares		(19.7)	(20.9)
Additional paid in capital		344.8	340.8
Contributed surplus		1,919.0	1,923.7
Accumulated deficit		(1,293.7)	(1,276.8)
Total equity		974.9	993.3
Total liabilities and equity		3,402.2	3,419.6

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Cash Flows
(In $ millions)

	Notes	Three months ended March 31, 2025	Three months ended March 31, 2024
Cash flows from operating activities
Net (loss) / income		(16.9)	14.4
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Non-cash compensation expense related to share based employee and directors' compensation		3.4	1.8
Depreciation of non-current assets	12	35.9	31.8
Amortization of deferred mobilization and contract preparation costs	5	10.2	14.7
Amortization of deferred mobilization, demobilization and other revenue	5	(7.8)	(26.2)
Gain on disposal of assets		(0.4)	(0.2)
Amortization of debt discount	7	1.7	1.7
Amortization of debt premium	7	(0.7)	(0.1)
Amortization of deferred finance charges	7	3.2	2.7
Bank commitment, guarantee and other fees	8	4.2	—
Loss / (income) from equity method investments	6	1.8	(5.4)
Deferred income tax	9	(0.5)	3.1
Change in assets and liabilities:
Amounts due from related parties		74.4	(3.2)
Accrued expenses		(1.8)	(9.3)
Accrued interest		47.8	35.1
Other current and non-current assets		18.5	(52.0)
Other current and non-current liabilities		(34.3)	15.0
Net cash provided by operating activities		138.7	23.9

Cash flows from investing activities
Purchase of property, plant and equipment		(0.1)	(0.2)
Additions to newbuildings		—	(3.3)
Additions to jack-up drilling rigs		(25.0)	(15.2)
Net cash used in investing activities		(25.1)	(18.7)

Cash flows from financing activities
Repayment of debt (1)	17	—	(10.6)
Cash dividends paid		(4.7)	(23.8)
Debt proceeds, gross of premium / (net of discount) and issuance costs	17	—	208.3
Purchase of treasury shares		(0.2)	—
Proceeds from exercise of share options		—	1.3
Net cash (used in) / provided by financing activities		(4.9)	175.2

Net increase in cash, cash equivalents and restricted cash		108.7	180.4
Cash, cash equivalents and restricted cash at the beginning of the period		62.5	102.6
Cash, cash equivalents and restricted cash at the end of the period		171.2	283.0

Supplementary disclosure of cash flow information
Interest paid		(6.1)	(6.3)
Income taxes paid		(16.9)	(12.8)
Non-cash offset of trade receivables and jack-up rigs		(0.6)	—
(1) Included in repayment of debt is the redemption premium on our Senior Secured Notes due in 2028 and 2030

(In $ millions)	March 31, 2025	December 31, 2024
Cash and cash equivalents	170.0	61.6
Restricted cash	1.2	0.9
Total cash and cash equivalents and restricted cash	171.2	62.5

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
(In $ millions except share data)

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Contributed Surplus	Accumulated deficit	Total equity
Balance as at December 31, 2023	252,582,036	26.5	(8.9)	337.2	1,988.1	(1,358.9)	984.0
Movement in treasury shares	3,067	—	—	—	—	—	—
Share-based compensation	411,336	—	0.1	3.0	—	—	3.1
Distribution to shareholders	—	—	—	—	(11.9)	—	(11.9)
Total comprehensive income	—	—	—	—	—	14.4	14.4
Balance as at March 31, 2024	252,996,439	26.5	(8.8)	340.2	1,976.2	(1,344.5)	989.6

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Contributed Surplus	Accumulated deficit	Total equity
Balance as at December 31, 2024	244,926,821	26.5	(20.9)	340.8	1,923.7	(1,276.8)	993.3
Cancellation of treasury shares	—	(2.0)	2.0	—	—	—	—
Repurchase of treasury shares	(50,000)	—	(0.2)	—	—	—	(0.2)
Movement in treasury shares	(5,568,265)	—	(0.6)	0.6	—	—	—
Share based compensation	—	—	—	3.4	—	—	3.4
Distribution to shareholders	—	—	—	—	(4.7)	—	(4.7)
Total comprehensive loss	—	—	—	—	—	(16.9)	(16.9)
Balance as at March 31, 2025	239,308,556	24.5	(19.7)	344.8	1,919.0	(1,293.7)	974.9

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements

Note 1 - General Information
Borr Drilling Limited was incorporated in Bermuda on August 8, 2016. We are listed on the New York Stock Exchange ("NYSE") under the ticker "BORR" and we were listed on the Oslo Stock Exchange ("OSE") until December 30, 2024. Borr Drilling Limited is an international offshore drilling contractor providing services to the oil and gas industry. Our primary business is the ownership, contracting and operation of modern jack-up drilling rigs for operations in shallow-water areas (i.e., in water depths up to approximately 400 feet), including the provision of related equipment and work crews to conduct drilling of oil and gas wells and workover operations for exploration and production customers. As of March 31, 2025, we had 24 premium jack-up rigs.
As used herein, and unless otherwise required by the context, the terms “Company,” “Borr”, “we,” “Group,” “our” and words of similar nature refer to Borr Drilling Limited and its consolidated companies. The use herein of such terms as “group”, “organization”, “we”, “us”, “our” and “its”, or references to specific entities, is not intended to be a precise description of corporate relationships.
Note 2 - Basis of Preparation and Accounting Policies
Basis of preparation
The unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The unaudited condensed consolidated financial statements do not include all of the disclosures required under U.S. GAAP in the annual consolidated financial statements, and should be read in conjunction with our audited annual financial statements for the year ended December 31, 2024, which are included in our annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission on March 25, 2025. The Consolidated Balance Sheet data as of December 31, 2024 was derived from our audited annual financial statements. The amounts are presented in millions of United States dollars ("U.S. dollar" or "$"), unless otherwise stated. The financial statements have been prepared on a going concern basis and in management's opinion, all adjustments necessary for a fair presentation of the financial statements are reflected in the interim periods presented.
Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements for the three months ended March 31, 2025 are consistent with those followed in preparation of our annual audited consolidated financial statements for the year ended December 31, 2024.
Use of estimates
The preparation of financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Note 3 - Recently Issued Accounting Standards

Adoption of new accounting standards
In August 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-05 Business Combinations—Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement. The amendments address the accounting for contributions made to a joint venture, upon formation, in a joint venture’s separate financial statements. The objectives of the amendments are to: (1) provide decision-useful information to investors and other allocators of capital (collectively, investors) in a joint venture’s financial statements; and (2) reduce diversity in practice. To reduce diversity in practice and provide decision-useful information to a joint venture’s investors, the Board decided to require that a joint venture apply a new basis of accounting upon formation, resulting in a joint venture, upon formation, being required to recognize and initially measure its assets and liabilities at fair value (with exceptions to fair value measurement that are consistent with the business combinations guidance). These amendments are effective for the Company from January 1, 2025. There was no impact resulting from these amendments on our unaudited consolidated financial statements or related disclosures as presented in this interim set of accounts for the three months ended March 31, 2025.
In December 2023, the FASB issued ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments require that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (or loss) by the applicable statutory income tax rate). A public business entity is required to provide an explanation, if not otherwise evident, of the individual reconciling items disclosed, such as the nature, effect, and underlying causes of the reconciling items and the judgment used in categorizing the reconciling items. The other amendments improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (“SEC”) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. These amendments are effective for the Company from January 1, 2025 and applicable for our 2025 annual report. There was no impact resulting from these amendments on our unaudited consolidated financial statements or related disclosures as presented in this interim set of accounts for the three months ended March 31, 2025.

Accounting pronouncements that have been issued but not yet adopted

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2024-03: Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)	The amendments in this Update require disclosure, in the notes to financial statements of specified information about certain costs and expenses. The amendments require that at each interim and annual reporting period an entity:
(1) discloses the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil- and gas-producing activities (DD&A) (or other amounts of depletion expense) included in each relevant expense caption;
(2) includes certain amounts that are already required to be disclosed under current generally accepted accounting principles (GAAP) in the same disclosure as the other disaggregation requirements;
(3) discloses a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and
(4) discloses the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses.
	An entity is not precluded from providing additional voluntary disclosures that may provide investors with additional decision-useful information.	January 1, 2027	Impact to our related disclosures expected
ASU 2024-04: Debt—Debt with Conversion and Other Options (Subtopic 470-20)	The amendments in this Update clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. Under the amendments, to account for a settlement of a convertible debt instrument as an induced conversion, an inducement offer is required to provide the debt holder with, at a minimum, the consideration (in form and amount) issuable under the conversion privileges provided in the terms of the instrument. An entity should assess whether this criterion is satisfied as of the date the inducement offer is accepted by the holder. If, when applying this criterion, the convertible debt instrument had been exchanged or modified (without being deemed substantially different) within the one year period leading up to the offer acceptance date, an entity should compare the terms provided in the inducement offer with the terms that existed one year before the offer acceptance date. The amendments do not change the other criteria that are required to be satisfied to account for a settlement transaction as an induced conversion. The amendments in this Update also make additional clarifications to assist stakeholders in applying the guidance.	January 1, 2026	Under evaluation
As of May 21, 2025, the FASB have issued further updates not included above. We do not currently expect any of these updates to have a material impact on our consolidated financial statements and related disclosures either on transition or in future periods.
Note 4 - Segment Information
During the three months ended March 31, 2025 and March 31, 2024, we had a single reportable segment. We view our operations and manage our business as a single operating segment, using Operating income as presented in our Unaudited Condensed Consolidated Statements of Operations. The significant segment expense categories regularly provided to our CODM, our Board of Directors, include Rig operating and maintenance expenses and our General and administrative expenses, as presented in our Unaudited Condensed Consolidated Statements of Operations. Other segment items included in our Operating income include Gain on disposals and Depreciation of non-current assets.
Geographic data
Revenues are attributed to geographical location based on the country of operations for drilling activities, and thus the country where the revenues are generated.

The following presents our revenues by geographic area:

	Three months ended March 31, 2025	Three months ended March 31, 2024
South East Asia	71.9	64.1
West Africa	68.5	35.4
Latin America (1)	36.1	66.2
Middle East	20.4	61.5
Europe	19.7	6.8
Total	216.6	234.0
Major customers
The following customers accounted for more than 10% of our dayrate revenues:

	Three months ended March 31, 2025	Three months ended March 31, 2024
(In % of operating revenues)
ENI S.p.A	23%	11%
PTT Exploration and Production Public Company Limited	14%	7%
Saudi Arabian Oil Company	6%	16%
Perfomex	—%	11%
Total	43%	52%
Fixed Assets — Jack-up rigs
The following presents the net book value of our jack-up rigs by geographic area:

	March 31, 2025	December 31, 2024
(In $ millions)
Latin America (1)	952.9	961.0
South East Asia	802.6	809.9
West Africa	432.5	434.8
Middle East	362.8	366.6
Europe	255.7	250.9
Total	2,806.5	2,823.2
(1) Latin America covers Mexico and Brazil. For the three months ended March 31, 2025 and 2024, all revenues generated in Latin America were generated in Mexico.
Asset locations at the end of a period are not necessarily indicative of the geographical distribution of the revenues or operating profits generated by such assets during the associated periods.

Note 5 - Contracts with Customers

Contract Assets and Liabilities
When the right to consideration becomes unconditional based on the contractual billing schedule, accrued revenue is recognized. At the point that accrued revenue is billed, trade accounts receivable are recognized. Payment terms on invoice amounts are typically 30 days.
Deferred mobilization, demobilization and contract preparation revenue includes revenues received for rig mobilization as well as preparation and upgrade activities, in addition to demobilization revenues expected to be received upon contract commencement and other lump-sum revenues relating to the firm periods of our contracts. These revenues are allocated to the overall performance obligation and recognized on a straight-line basis over the initial firm term of the contracts.
The following presents our contract assets and liabilities from our contracts with customers:

	March 31, 2025	December 31, 2024
(In $ millions)
Accrued revenue (1)	111.3	107.7
Current contract assets	111.3	107.7

Non-current accrued revenue (2)	3.7	1.5
Non-current contract assets	3.7	1.5
Total contract assets	115.0	109.2

Current deferred mobilization, demobilization and other revenue	(43.4)	(27.1)
Current contract liabilities	(43.4)	(27.1)

Non-current deferred mobilization, demobilization and other revenue	(15.5)	(21.0)
Non-current contract liabilities	(15.5)	(21.0)
Total contract liabilities	(58.9)	(48.1)

(1) Accrued revenue includes $19.0 million ($20.4 million as of December 31, 2024) related to the current portion of blended rate revenue and $9.0 million ($1.0 million as of December 31, 2024) pertaining to the current portion of deferred demobilization revenue.

(2) Non-current accrued revenue includes $2.9 million (nil as December 31, 2024) related to the non-current portion of blended rate revenue, $0.5 million ($1.5 million as of December 31, 2024) pertaining to the non-current portion of deferred demobilization revenue and $0.3 million (nil as December 31, 2024) pertaining to customer retentions related to one of our contracts, which will be received upon contract completion. Non-current accrued revenue is included in "Other non-current assets" in our Unaudited Condensed Consolidated Balance Sheets (see Note 14 - Other Non-Current Assets).

Total movement in our contract assets and contract liabilities balances during the three months ended March 31, 2025 are as follows:

(In $ millions)	Contract assets	Contract liabilities
Balance as of December 31, 2024	109.2	48.1
Performance obligations satisfied during the reporting period	104.0	—
Amortization of revenue	—	(7.8)
Unbilled demobilization revenue	7.0	—
Unbilled variable rate revenue	1.5	—
Performance obligations to be satisfied over time	—	7.0
Cash received, excluding amounts recognized as revenue	—	11.6
Cash received against the contract asset balance	(106.7)	—
Balance as of March 31, 2025	115.0	58.9

Timing of Revenue

The Company derives its revenue from contracts with customers for the transfer of goods and services, from various activities performed both at a point in time and over time, under the output method.

	Three months ended March 31, 2025	Three months ended March 31, 2024
(In $ millions)
Over time	211.0	228.3
Point in time	5.6	5.7
Total	216.6	234.0

Revenue on existing contracts, where performance obligations are unsatisfied or partially unsatisfied at the balance sheet date, is expected to be recognized as follows as at March 31, 2025:

	For the periods ending March 31,
(In $ millions)	2026	2027	2028	2029 onwards
Dayrate revenue	754.1	290.6	128.2	82.1
Other revenue (1)	42.5	26.0	15.5	11.3
Total	796.6	316.6	143.7	93.4
(1) Other revenue represents lump sum revenue associated with contract preparation and mobilization and is recognized ratably over the initial firm term of the associated contract in "Dayrate revenue" in the Unaudited Condensed Consolidated Statements of Operations.
Contract Costs

Deferred mobilization and contract preparation costs relate to costs incurred to prepare a rig for contract and delivery or to mobilize a rig to the drilling location. We defer pre‑operating costs, such as contract preparation and mobilization costs, and recognize such costs on a straight‑line basis, over the estimated firm period of the drilling contract. Costs incurred for the demobilization of rigs at contract completion are recognized as incurred during the demobilization period.

	March 31, 2025	December 31, 2024
(In $ millions)
Current deferred mobilization and contract preparation costs	39.1	40.6
Non-current deferred mobilization and contract preparation costs (1)	37.7	39.5
Total deferred mobilization and contract preparation asset	76.8	80.1

(1) Non-current deferred mobilization and contract preparation costs are included in "Other non-current assets" in our Unaudited Condensed Consolidated Balance Sheets (see Note 14 - Other Non-Current Assets).

Deferred mobilization and contract preparation costs decreased by $3.3 million during the three months ended March 31, 2025 to $76.8 million, from $80.1 million as of December 31, 2024 as a result of additional deferred costs of $6.9 million primarily relating to the contract preparations of the rigs "Arabia I" and "Gerd", offset by amortization of $10.2 million during the three months ended March 31, 2025.
Note 6 - Equity Method Investments
We hold a 51% equity ownership interest in Perfomex and Perfomex II, two Mexico-based joint ventures. We previously provided five jack-up rigs on bareboat charters to these joint ventures. These joint ventures previously provided dayrate drilling services to Opex Perforadora S.A. de C.V. (“Opex”) and Perforadora Profesional AKAL I, SA de CV (“Akal”), which both provide integrated well services to Petróleos Mexicanos (“Pemex”). Opex and Akal are wholly owned by Operadora Productora y Exploradora Mexicana, S.A. de C.V. (“Operadora”), a fully owned subsidiary of Proyectos Globales de Energia y Servicos CME, S.A. DE C.V. (“CME”). CME owns the remaining 49% interest in our joint ventures Perfomex and Perfomex II.
Effective January 1, 2024, Perfomex and Opex agreed to terminate the Drilling and Technical Services Agreements ("DTSAs") for the jack-up rigs "Grid" and "Gersemi" which triggered a termination fee payable by Opex to Perfomex of $14.0 million, or $7.0 million per Borr jack-up rig operated by Perfomex. Effective April 1, 2024, Perfomex and Opex agreed to terminate the DTSAs for the jack-up rigs "Galar", "Odin" and "Njord" which triggered a further termination fee payable by Opex to Perfomex of $21.0 million, or $7.0 million per Borr jack-up rig. The associated bareboat charter agreements between Perfomex and the Company were also terminated. Effective the same dates as the termination dates referenced above, the Company entered into new fixed rate bareboat charter agreements for the jack-up rigs "Grid", "Gersemi", "Galar", "Odin" and "Njord" with Irish Energy Drilling Assets, DAC ("Irco"). The new bareboat charter agreements remain in effect until December 31, 2025.
In addition, effective January 1, 2024, Perfomex entered into new Drilling, Operation and Management Agreements ("DO&M Agreements") with Perforadora Ircomex, S.A. DE C.V. ("Ircomex") to provide drilling, operations and management services for the Borr jack-up rigs "Grid" and "Gersemi", plus third-party owned jack-up rigs "CME I" and "CME II". Effective April 1, 2024, DO&M Agreements were also entered into by Borr Drilling Contracting S. de R.L. de C.V., a wholly owned subsidiary of the Company, with Ircomex, to provide drilling, operations and management services for the Borr jack-up rigs "Galar", "Odin" and "Njord". These DO&M Agreements are based on a cost-plus pricing model and remain in effect until December 31, 2025.
Irco and Ircomex will continue to provide the jack-up rigs "Grid","Gersemi","Galar", "Odin" and "Njord" and accompanying operational services to Opex, for Opex to service its integrated well services contract with Pemex.
Effective January 8, 2025, the Company received temporary suspension notices under the bareboat charter agreements held with Irco for the jack-up rigs "Grid, "Gersemi" and "Galar", following partial suspensions of performance under the integrated well services contract held between Opex and Pemex. During the suspension period, operating expenses incurred are ultimately recharged to the Company for the affected jack-up drilling rigs. In April 2025, the Company received a notice to re-mobilize these rigs.
The following presents our investments in equity method investments as at March 31, 2025:

In $ millions	Perfomex	Perfomex II	Borr Total
Balance as of December 31, 2024	9.1	5.4	14.5
Loss on a percentage basis	(1.6)	(0.2)	(1.8)
Balance as of March 31, 2025	7.5	5.2	12.7
Note 7 - Interest Expense
Interest expense is comprised of the following:

	Three months ended March 31, 2025	Three months ended March 31, 2024
(In $ millions)
Debt interest expense	(53.9)	(44.7)
Amortization of deferred finance charges	(3.2)	(2.7)
Amortization of debt discount	(1.7)	(1.7)
Amortization of debt premium	0.7	0.1
Total	(58.1)	(49.0)
Note 8 - Other Financial Expenses, net
Other financial expenses, net is comprised of the following:

	Three months ended March 31, 2025	Three months ended March 31, 2024
(In $ millions)
Other financial expenses (1)	(4.0)	(1.5)
Bank commitment, guarantee and other fees	(1.3)	(1.0)
Yard cost cover expense	—	(5.6)
Foreign exchange gain / (loss)	0.1	(2.1)
Total	(5.2)	(10.2)
(1) Other financial expenses, net, for the three months ended March 31, 2025 include $4.2 million of financing fees related to payment settlement received from our Mexican customer. For the three months ended March 31, 2024, other financial expenses include $2.3 million of premium paid related to the Convertible Bonds repurchased in March 2024.
Note 9 - Taxation
Borr Drilling Limited is a Bermuda company which is not currently required to pay taxes in Bermuda on ordinary income or capital gains under a tax exemption granted by the Minister of Finance in Bermuda until March 31, 2035. However, the Bermuda Corporate Income Tax Act was enacted on December 27, 2023 and applies from January 1, 2025 to Bermuda entities that are part of a multinational group with annual revenues of at least EUR 750 million in two of the previous four fiscal years. The Corporate Income Tax Act overrides previous tax exemptions and applies a 15% tax rate to net taxable income of Bermuda entities. We expect to be in scope of the tax in 2026, at the same time as becoming subject to the 15% global minimum tax introduced by the Global Anti-Base Erosion Model Rules (Pillar Two) initiative of the Organization for Economic Co-operation and Development (OECD). We operate through various subsidiaries, affiliates and branches in numerous countries throughout the world and are subject to tax laws, policies, treaties and regulations, as well as the interpretation or enforcement thereof, in jurisdictions in which we or any of our subsidiaries, affiliates and branches operate, were incorporated, or are otherwise considered to have a tax presence. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred.
Total pre-tax (loss) / income is comprised of the following by jurisdiction:

	Three months ended March 31, 2025	Three months ended March 31, 2024
(In $ millions)
Bermuda	(38.2)	(42.1)
Foreign	33.9	74.7
Total	(4.3)	32.6
The change in the effective tax rate from period to period is primarily attributable to changes in the profitability or loss mix of our operations in various jurisdictions. As our operations continually change among numerous jurisdictions and methods of taxation in these jurisdictions vary greatly, there is minimal direct correlation between the income tax provision or benefit and income or loss before taxes. We used a discrete effective tax rate method to calculate income taxes.
Income tax (expense) / benefit is comprised of the following:

	Three months ended March 31, 2025	Three months ended March 31, 2024
(In $ millions)
Current tax	(13.1)	(15.1)
Change in deferred tax	0.5	(3.1)
Total	(12.6)	(18.2)
The deferred tax assets net of valuation allowance related to our net operating losses were primarily generated in the United Kingdom and will not expire. We recognize a valuation allowance for deferred tax assets when it is more likely than not that the benefit from the deferred tax asset will not be realized. The amount of deferred tax assets considered realizable could increase or decrease in the near term if estimates of future taxable income change.
In response to the Organization for Economic Co-Operation and Development (OECD) Base Erosion and Profit Shifting initiative, a 15% worldwide minimum tax implemented on a country-by-country basis has been introduced with many jurisdictions committed to a January 1, 2024, effective date. There remain a number of uncertainties around the final Pillar 2 model rules, and we are closely monitoring developments on this initiative.
Additionally, on December 27, 2023, Bermuda enacted the Corporate Income Tax Act which imposes a 15% tax on Bermuda businesses that are part of multinational enterprise (MNE) groups. The effective date of the income tax is for tax years beginning on or after January 1, 2025. We are actively monitoring the evolving developments of these regulations and evaluating their potential impact on future periods. At present, we expect that they will not have a material impact on our financial results in the short term.
Note 10 - (Loss) / income Per Share
The computation of basic income / (loss) per share (“EPS”) is based on the weighted average number of shares outstanding during the period.

	Three months ended March 31, 2025	Three months ended March 31, 2024
Basic (loss) / income per share	(0.07)	0.06
Diluted (loss) / income per share	(0.07)	0.06

Issued ordinary shares at the end of the period	244,400,000	264,080,391

Net (loss) / income - basic	(16.9)	14.4

Weighted average numbers of shares outstanding for the period, basic	243,386,188	252,718,525
Dilutive effect of share options and RSU (1)	—	3,846,712
Weighted average numbers of shares outstanding for the period, diluted	243,386,188	256,565,237
(1) For the three months ended March 31, 2024, 8,118,362 share options and 112,780 restricted stock units using the treasury stock method, have been included as they are dilutive.
The weighted average number of shares outstanding includes 5,292,424 and 14,446,337 shares as of March 31, 2025 and March 31, 2024 shares, respectively, which have been issued as part of a share lending arrangement relating to the Company's issuance of $250.0 million Convertible Bonds in 2023 (see Note 21 - Common Shares).
The following potential share issuances effects of Convertible Bonds, share options, RSUs and performance units have been excluded from the calculation of diluted EPS for each of the periods presented because the effects were anti-dilutive.

	Three months ended March 31, 2025	Three months ended March 31, 2024
Convertible bonds	34,507,611	33,073,607
Share options	12,621,660	2,100,000
Performance stock units	750,000	500,000
Restricted share units	886,610	—

For the three months ended March 31, 2025, the impact of 12,621,660 share options, 750,000 performance share units, and 886,610 restrictive share units as well as 34,507,611 shares issuable upon exercise of our convertible bonds due in May 2028 with a conversion price of $6.9376 per share, have been excluded from the calculation of EPS due to our current loss-making position as this is deemed to have an anti-dilutive effect on our EPS.
For the three months ended March 31, 2024, the impact of 2,100,000 share options, 500,000 performance share units using the treasury stock method were anti-dilutive, as the exercise price was higher than the average share price, and therefore have been excluded from the calculation. In addition, for the three months ended March 31, 2024, 33,073,607 shares issuable upon exercise of our convertible bonds due in May 2028 with a conversion price of $7.2384 per share, have been excluded as they are anti-dilutive.
Note 11 - Other Current Assets
Other current assets are comprised of the following:

	March 31, 2025	December 31, 2024
(In $ millions)
Other tax receivables	9.2	8.0
Client rechargeables	7.8	5.0
VAT receivable	5.0	10.5
Deferred financing fee	0.5	0.5
Right-of-use lease asset (1)	0.3	0.4
Other receivables	3.1	3.6
Total	25.9	28.0
(1) The right-of-use lease asset pertains to our office and yard leases (see Note 13 - Leases)
Note 12 - Jack-Up Rigs
Set forth below is the carrying value of our jack-up rigs:

	March 31, 2025	December 31, 2024
(In $ millions)
Opening balance	2,823.2	2,578.3
Additions	18.9	64.6
Depreciation and amortization	(35.6)	(130.1)
Transfers from Newbuildings	—	310.4
Total	2,806.5	2,823.2
Accumulated depreciation related to jack-up rigs as at March 31, 2025 is $763.8 million (as at December 31, 2024 was $728.2 million).
Depreciation of property, plant and equipment
In addition to the depreciation in the above table, the Company recognized depreciation of $0.3 million for the three months ended March 31, 2025 related to property, plant and equipment ($0.3 million for the three months ended March 31, 2024).
Impairment
During the three months ended March 31, 2025, we considered whether indicators of impairment existed that could indicate that the carrying amounts of our jack-up rigs may not be recoverable as of March 31, 2025, and concluded that no such events or changes in circumstances have occurred to warrant a change in the assumptions utilized in the December 31, 2024 impairment tests of our jack-up rig fleet. We will continue to monitor developments in the markets in which we operate for indications that the carrying values of our long-lived assets are not recoverable.
Note 13 - Leases
We have various operating leases, principally for office space, storage facilities and operating equipment, which expire on various dates.
Supplemental balance sheet information related to leases is as follows:

(In $ millions)	March 31, 2025	December 31, 2024
Operating leases right-of-use assets	1.2	1.2
Current operating lease liabilities	0.3	0.4
Non-current operating lease liabilities	0.9	0.8
The current portion of the right-of-use assets of $0.3 million is recognized within "Other current assets" (see Note 11 - Other Current Assets) and the non-current portion of the right-of-use assets of $0.9 million is recognized within "Other non-current assets" (see Note 14 - Other Non-

Current Assets) in the Unaudited Condensed Consolidated Balance Sheets. The current operating lease liabilities are recognized within "Other current liabilities" (see Note 16 - Other Current Liabilities) and the non-current operating lease liabilities are recognized within "Other non-current liabilities" in the Unaudited Condensed Consolidated Balance Sheets.
Components of lease expenses are comprised of the following:

(In $ millions)	Three months ended March 31, 2025	Three months ended March 31, 2024
Rig operating and maintenance expenses	4.3	3.0
General and administrative expenses	0.6	0.5
Operating lease expense	4.9	3.5
Rental income
Effective January 1, 2024, as part of a restructuring of our operations under our joint venture in Mexico, the Company entered into new fixed external bareboat charter agreements for two jack-up rigs and effective April 1, 2024 we entered into further fixed external bareboat charter agreements for three jack-up rigs, which continue to service Opex's contract with Pemex (see Note 6 - Equity Method Investments). Future revenues are based on a blended rate, in line with our revenue recognition policy, as the contract includes daily rates that change over the firm term of the contract.
Revenues from operating leases for the three months ended March 31, 2025 and three months ended March 31, 2024 of $7.6 million and $11.3 million have been recognized on a straight-line basis as “Bareboat charter revenue” in the Unaudited Condensed Consolidated Statements of Operations.
The minimum future revenues to be received under the Company's operating leases on its jack-up rigs as of March 31, 2025, are as follows:

(In $ millions)	March 31, 2025
2025	80.6
Total minimum contractual future revenues	80.6
The cost and accumulated depreciation of jack-up rigs leased to third parties as of March 31, 2025 were $756.4 million and $181.2 million, respectively. The cost and accumulated depreciation of jack-up rigs leased to third parties as of December 31, 2024 were $754.5 million and $174.8 million, respectively.
Note 14 - Other Non-Current Assets
Other long-term assets are comprised of the following:

	March 31, 2025	December 31, 2024
(In $ millions)
Deferred mobilization and contract preparation costs (1)	37.7	39.5
Deferred tax asset	19.1	18.6
Blended rate revenue, non-current (2)	2.9	—
Deferred financing fee	1.1	1.2
Prepayments	1.0	0.9
Right-of-use lease asset, non-current (3)	0.9	0.8
Deferred demobilization revenue (4)	0.5	1.5
Customer retention (5)	0.3	—
Total	63.5	62.5
(1) Non-current deferred mobilization and contract preparation costs relate to the non-current portion of contract mobilization and preparation costs for three of our jack-up rigs (see Note 5 - Contracts with Customers).
(2) Non-current blended rate revenue related to the non-current portion of one of our contracts.
(3) The right-of-use lease asset pertains to our offices.
(4) Non-current deferred demobilization revenue relates to demobilization revenue for one of our jack-up rigs, which will be billed upon contract completion.
(5) Customer retention related to one of our contracts, which will be received upon contract completion.

Note 15 - Accrued Expenses
Accrued expenses are comprised of the following:

	March 31, 2025	December 31, 2024
(In $ millions)
Accrued goods and services received, not invoiced	12.6	14.2
Accrued payroll and bonus	6.4	13.2
Other accrued expenses (1)	40.6	40.6
Total	59.6	68.0
(1) Other accrued expenses include professional fees, management fees and other accrued expenses related to rig operations.
Note 16 - Other Current Liabilities
Other current liabilities are comprised of the following:

	March 31, 2025	December 31, 2024
(In $ millions)
Corporate income taxes payable	17.6	14.3
Advances from customers (1)	15.8	15.9
Other current taxes payable (2)	13.9	19.6
VAT payable	2.0	28.2
Accrued payroll and severance	1.5	1.4
Operating lease liability, current	0.3	0.4
Other current liabilities	1.0	4.4
Total	52.1	84.2
(1) Advances from customers relates to an advance on one of our contracts which is to be offset against future invoices.
(2) Other current taxes payable include withholding tax, payroll tax and other indirect tax related liabilities.

Note 17 - Debt
Short-term debt is comprised of the following:

	Principal Amount
(In $ millions)	March 31, 2025	December 31, 2024
2028 Notes	75.0	75.0
2030 Notes	25.0	25.0
Additional 2028 Notes and Further Additional 2028 Notes	26.0	26.0
Additional 2030 Notes	8.7	8.7
Principal Outstanding	134.7	134.7
Deferred Finance Charges (1)	(12.5)	(12.5)
Debt discount	(6.8)	(6.8)
Debt premium	2.7	2.7
Carrying Value Short-Term Debt (2)	118.1	118.1
Long-term debt is comprised of the following:

	Principal Amount
(In $ millions)	March 31, 2025	December 31, 2024
2028 Notes	875.0	875.0
2030 Notes	465.0	465.0
Convertible Bonds	239.4	239.4
Additional 2028 Notes and Further Additional 2028 Notes	303.6	303.6
Additional 2030 Notes	161.9	161.9
Principal Outstanding	2,044.9	2,044.9
Deferred Finance Charges (1)	(34.6)	(37.7)
Debt discount	(22.2)	(23.9)
Debt premium	8.5	9.2
Carrying Value Long-Term Debt (2)	1,996.6	1,992.5

(1) As at March 31, 2025 and December 31, 2024, deferred finance charges include the unamortized legal and bank fees associated with the 2028 Notes issued in 2023, the Additional 2028 Notes and Further Additional 2028 Notes issued in 2024, the 2030 Notes issued in 2023, the Additional 2030 Notes issued in 2024, Convertible Bonds, our undrawn $150.0 million revolving credit facility as well as the unamortized debt issuance cost associated with the fair value of the Share Lending Agreement (see Note 21 - Common Shares).

(2) Carrying amounts in the table above include, where applicable, deferred financing charges, debt discounts and debt premiums.
At March 31, 2025 the scheduled maturities of our debt were as follows:

Maturities
(In $ millions)
2025	134.7
2026	134.7
2027	134.7
2028	1,249.7
2029	33.7
Thereafter	492.1
Total principal debt	2,179.6
For a discussion of the terms and covenants applicable to our 2028 Notes, Additional 2028 Notes and Further Additional 2028 Notes, 2030 Notes and Additional 2030 Notes, see Note 19 - Debt to our audited consolidated financial statements in our annual report on Form 20-F for the year ended December 31, 2024.
Unsecured Convertible Bonds due 2028

Following the payment of a $0.02 per share cash distribution in each of December 2024 and March 2025, the adjusted conversion price for the convertible bonds is $6.9376 per share, with the current outstanding principal amount of the Convertible Bonds convertible into 34,507,611 shares.
Interest
The weighted average nominal interest rate for all of our interest-bearing debt was 9.9% for the three months ended March 31, 2025 (9.7% for the three months ended March 31, 2024). Excluding our Convertible Bonds, the weighted average interest rate for our interest-bearing debt was 10.5% for the three months ended March 31, 2025 (10.4% for the three months ended March 31, 2024).
Covenants

As at March 31, 2025, we were in compliance with the covenants and our obligations under our debt agreements.
Note 18 - Commitments and Contingencies
We have commercial commitments which contractually obligate us to settle with cash under certain circumstances. Bank and parent company guarantees entered into between certain customers and governmental bodies guarantee our performance regarding certain drilling contracts, customs import duties and other obligations in various jurisdictions.
The Company has the following guarantee commitments:

	March 31, 2025	December 31, 2024
(in $ millions)
Bank guarantees, letters of credit and performance bonds (1)	37.0	42.9
Total	37.0	42.9
(1) In November 2023, the Company entered into a new facility with DNB Bank ASA (in connection with the entry into the RCF) to provide guarantees and letters of credit of up to $30.0 million and in August 2024, the Company increased the $30.0 million Guarantee Facility to $45.0 million collateralized by the same security that secures the Notes. As a result, no restricted cash is supporting bank guarantees as at March 31, 2025 and as at December 31, 2024.
As at March 31, 2025, the expected expiration dates of these obligations are as follows:

(In $ millions)	Less than 1 year	2–3 years	4-5 years	Thereafter	Total
Bank guarantees and performance bonds	25.0	6.4	5.0	0.6	37.0
Assets pledged as collateral

	March 31, 2025	December 31, 2024
(in $ millions)
Book value of jack-up rigs pledged as collateral for debt facilities	2,655.2	2,671.7
Note 19 - Related Party Transactions
a) Transactions with entities over which we have significant influence
We provided three rigs on a bareboat basis to Perfomex to service its contracts with Opex and two rigs on a bareboat basis to Perfomex II to service its contract with Akal. Perfomex and Perfomex II provided the jack-up rigs under traditional dayrate and technical service agreements ("DTSAs") to Opex and Akal, respectively. This structure enabled Opex and Akal to provide bundled integrated well services to Pemex. Effective October 20, 2022 until December 31, 2023, we provided all five rigs on a bareboat basis to Perfomex, to service its contracts with Opex. The bareboat revenue from these contracts was recognized as "Related party revenue" in the Unaudited Condensed Consolidated Statements of Operations.
Effective January 1, 2024, Perfomex and Opex agreed to terminate the DTSAs for the jack-up rigs "Grid" and "Gersemi" and effective April 1, 2024, Perfomex and Opex agreed to terminate the DTSAs for the jack-up rigs "Galar", "Odin" and "Njord". The associated bareboat charter agreements between Perfomex and the Company were also terminated. Effective the same dates as the termination dates referenced above, the Company entered into new fixed rate bareboat charter agreements for the jack-up rigs with an unrelated party, which has agreed to provide the five rigs to service Opex's contract with Pemex. As such, effective April 1, 2024, we do not provide rigs on a bareboat basis to Perfomex (see Note 6 - Equity Method Investments and Note 13 - Leases).

For the three months ended March 31, 2025 and 2024, the bareboat revenues from our related parties consisted of the following:

	Three months ended March 31, 2025	Three months ended March 31, 2024
(In $ millions)
Bareboat Revenue - Perfomex	—	24.4
Total	—	24.4
The bareboat revenue for the three months ended March 31, 2024 consisted primarily of bareboat revenue associated with the jack-up rigs "Galar", "Odin" and "Njord".
Perfomex provides onshore operational and technical support services to the Company for two rigs operating in Mexico. These expenses were recognized as "Rig operating and maintenance expenses" in the Unaudited Condensed Consolidated Statements of Operations and for the three months ended March 31, 2025 and 2024 consisted of the following:

	Three months ended March 31, 2025	Three months ended March 31, 2024
(In $ millions)
Onshore Operational and Technical Support - Perfomex	1.0	1.1
Total	1.0	1.1
Receivables: The balances with the joint ventures as of March 31, 2025 and December 31, 2024 consisted of the following:

	March 31, 2025	December 31, 2024
(In $ millions)
Perfomex	7.3	85.1
Total	7.3	85.1

b) Transactions with Other Related Parties
Expenses: The transactions with other related parties for three months ended March 31, 2025 and 2024 consisted of the following:

	Three months ended March 31, 2025	Three months ended March 31, 2024
(In $ millions)
Front End Limited Company (1)	(0.4)	(1.4)
(1) Front End Limited Company ("Front End") owns 3% of Borr Arabia Well Drilling LLC, an entity that is consolidated by Borr Drilling Limited and incorporated in the Kingdom of Saudi Arabia (the "KSA"). Front End is a party to a Management Agreement with Borr Arabia Well Drilling LLC to provide management services in the KSA, for which it receives a management fee.

Note 20 - Fair Value of Financial Instruments
We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data
The carrying value and estimated fair value of our financial instruments at March 31, 2025 and December 31, 2024 were as follows:

		As at March 31, 2025		As at December 31, 2024
(In $ millions)	Hierarchy	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents (1)	1	170.0	170.0	61.6	61.6
Restricted cash (1)	1	1.2	1.2	0.9	0.9
Trade receivables (1)	1	143.8	143.8	184.3	184.3
Other current assets (excluding deferred costs and right-of-use lease asset) (1)	1	25.1	25.1	27.1	27.1
Due from related parties (1)	1	7.3	7.3	85.1	85.1

Liabilities
Trade payables (1)	1	60.8	60.8	81.6	81.6
Accrued expenses (1)	1	59.6	59.6	68.0	68.0
Short term accrued interest and other items (1)	1	78.4	78.4	30.6	30.6
Other current liabilities (1)	1	52.1	52.1	84.2	84.2
Short-term debt (2) (3)	2	127.5	134.7	134.8	134.7
Long-term debt (2) (4)	2	1,897.2	2,044.9	2,038.1	2,044.9
(1) The carrying values approximate the fair values due to their near term expected receipt of cash.
(2) Short term and long term debt excludes debt discounts, debt premiums and deferred finance charges.
(3) This relates to our 10% Notes due 2028 and 10.375% Notes due 2030. These are fair valued using observable market-based inputs.

(4) This relates to our 10% Notes due 2028 and 10.375% Notes due 2030 and our Convertible Bonds due 2028 These are fair valued using observable market-based inputs.

Share Lending Agreement
In addition, during the year ended December 31, 2023, the Company recognized a deferred finance charge in the amount of $12.4 million in relation to our Share Lending Framework Agreement ("SFLA"), which was fair valued using observable market-based inputs and is amortized over the term of the Convertible Bonds. As of March 31, 2025, the unamortized amount of the issuance costs associated with the SLFA was $7.0 million. See Note 21 - Common Shares for further information.
Note 21 - Common Shares
As at March 31, 2025, our shares were listed on the NYSE. Previously our shares were listed on the OSE, however, we filed for a delisting of our shares on the OSE in 2024. The last day of trading of the Company's common shares on the OSE was December 30, 2024.
Authorized share capital

	March 31, 2025	December 31, 2024
(Number of shares of $0.10 each)
Authorized shares	315,000,000	315,000,000

Issued and outstanding share capital

	March 31, 2025	December 31, 2024
(Number of shares of $0.10 each)
Issued (1)	244,400,000	264,080,391
Treasury shares (2)	5,091,444	19,153,570
Outstanding	239,308,556	244,926,821
(1) The movement in issued share capital for the three months ended March 31, 2025 relates to the cancellation of 19,680,391 shares.
(2) The movement in treasury shares for the three months ended March 31, 2025 relates to the cancellation of 19,680,391 shares, the return of 5,568,265 shares under the Share Lending Agreement and the repurchase of 50,000 shares on the OSE at an aggregate price of $0.2 million, which was cash settled in January 2025.
Share Lending Agreement
In connection with the Convertible Bonds (see Note 17 - Debt), in January 2023, the Company entered into a Share Lending Framework Agreement ("SLFA") with DNB Markets ("DNB") and Drew Holdings Limited ("Drew") with the intention of making up to 25.0 million common shares ("Issuer Lending Shares") available to lend to DNB for the purposes of allowing the holders of the New Convertible Bonds to perform hedging activities on the OSE.
As noted above, upon approval of Company's delisting application by the OSE, the last trading day of the Company's common shares on the OSE was December 30, 2024. Prior to the delisting, the Company sought consent from the bondholders of the unsecured convertible bond due in 2028 to amend the bond terms so that effective from the delisting date, the bond becomes convertible into shares listed on the NYSE (in lieu of shares listed on the OSE). In addition, the Company sought consent from the bondholders (i) amend the terms of the SLFA so that the aggregate number of shares available to be loaned under the SLFA be reduced to the number of shares on loan as at the delisting date, (ii) no new or additional share loans be made available under the SLFA and (iii) that all SLFA-related shares re-delivered to the Company from then onwards not be available to investors to re-borrow, allowing these redelivered shares held in treasury to be cancelled. During the three months ended March 31, 2025, 19,680,391 issued shares, held in treasury, were cancelled.
As of March 31, 2025, the Company had outstanding 5,292,424 shares (10,860,689 as of December 31, 2024) in total loaned to DNB under the SLFA for the purposes of allowing the holders of the New Convertible Bonds to perform hedging activities. in the three months ended March 31, 2025, following the OSE delisting effective as of the end of 2024, 5,568,265 shares which had been loaned under the Share Lending Agreement were returned to the Company. Such shares may not be re-loaned and accordingly such shares, together with other shares that are not outstanding under the facility, were cancelled, resulting in the cancellation of 19,680,391 common shares which had been previously issued for the purpose of making loans under this facility.
At issuance, the share lending agreement was accounted for under ASC 470-20 as a "Deferred Finance Charge" of the Convertible Bonds, with an offset to "Additional Paid in Capital" in the Unaudited Condensed Consolidated Balance Sheets. The share lending agreement was measured at a fair value in accordance with ASC 820 at inception and the Company recognized $12.4 million accordingly.
As of March 31, 2025, the unamortized amount of the issuance costs associated with the SLFA was $2.5 million ($2.5 million as at December 31, 2024) included in "Short-term debt" and $4.6 million ($5.2 million as at December 31, 2024) included in "Long-term debt" in our Unaudited Condensed Consolidated Balance Sheets. During the three months ended March 31, 2025 and March 31, 2024, $0.6 million and $0.6 million, respectively, of amortization of issuance costs associated with the SLFA was recognized in "Interest expense" in the Unaudited Condensed Consolidated Statements of Operations.
Share option plan
During the three months ended March 31, 2025, no share options were exercised. During the three months ended March 31, 2024, the Company issued 411,336 treasury shares following the exercise of 411,336 share options.
Cash Distributions
During the three months ended March 31, 2025 and 2024, the Company declared the following cash distributions from the Company's contributed surplus account.

Date of Cash Distribution Declaration	Date of Payment to Shareholder (1)	Cash Distribution per Share ($)	Total Cash Distributions ($ millions)
February 19, 2025	March 19, 2025	0.02	4.7

Date of Cash Distribution Declaration	Date of Payment to Shareholder (1)	Cash Distribution per Share ($)	Total Cash Distributions ($ millions)
February 22, 2024	March, 18 2024	0.05	11.9